Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-236450

Ford Motor Company

Final Term Sheet

6.100% Notes due 2032

Green Bonds

Issuer:	Ford Motor Company

Trade Date:	August 16, 2022

Settlement Date:	August 19, 2022 (T+3)

Stated Maturity:	August 19, 2032

Principal Amount:	$1,750,000,000

Interest Rate:	6.100%

Benchmark Treasury:	2.750% UST due August 15, 2032

Benchmark Treasury Yield and Price:	2.808%; 99-16

Spread to Benchmark Treasury:	+329.2 basis points

Yield to Maturity:	6.100%

Price to Public:	100.000% of principal amount plus accrued interest from the Settlement Date

Underwriting Discount:	0.900%

Net Proceeds (Before Expenses) to Issuer:	$1,734,250,000

Interest Payment Dates:	Semi-annually on each February 19 and August 19, beginning February 19, 2023

Redemption Provision:

Make-Whole Call: The Notes may be redeemed, in whole or in part, prior to May 19, 2032 (three months prior to maturity date) (the “Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Par Call: The Notes may be redeemed, in whole or in part, on or after May 19, 2032 (three months prior to maturity date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Lloyds Securities Inc. SMBC Nikko Securities America, Inc. SG Americas Securities, LLC

Co-Managers:	BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Banco Bradesco BBI S.A.
Commerz Markets LLC
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
ICBC Standard Bank Plc
Mizuho Securities USA LLC
NatWest Markets Securities Inc.
Scotia Capital (USA) Inc.
TD Securities (USA) LLC

BBVA Securities Inc.
CIBC World Markets Corp.
ING Financial Markets LLC
Santander Investment Securities Inc.
Standard Chartered Bank
Truist Securities, Inc.
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.

Academy Securities, Inc.
Loop Capital Markets LLC
Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	345370 DB3 / US345370DB39

ICBC Standard Bank Plc has informed Ford that it is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. As required by the United States Bank Holding Company Act, ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

It is expected that delivery of the Notes will be made against payment therefor on or about August 19, 2022, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Capital Markets Inc. at 1-877-858-5407, Goldman Sachs & Co. LLC at 1-866-471-2526, Lloyds Securities Inc. at 1-212-930-5000, SMBC Nikko Securities America, Inc. at 1-888-868-6856, and SG Americas Securities, LLC at 1-855-881-2108.